# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Two Roads Shared Trust, CIK 0001552947
CUSIP: 90214Q766
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio (OH), 45246
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001743404-23-000004
Filed by CIK 0001743404

## Reporting persons
- Foundations Investment Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 1,420,665.18; shared dispositive power 0; aggregate amount beneficially owned 1,420,665.18 (12.52% of the class)

## Item 1. Issuer
Name of issuer: Two Roads Shared Trust
Address of issuer's principal executive offices: 225 Pictoria Drive, Suite 450, Cincinnati, OHIO, 45246

## Item 2. Person Filing
Name of person filing: Foundations Investment Advisors, LLC
Address of principal business office or, if none, residence:
4050 East Cotton Center Blvd., Suite 40,
Phoenix, AZ 85040
Citizenship: Arizona, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Please reference Cover Page tables above.
Percent of class: Please reference Cover Page tables above.
Sole power to vote or to direct the vote: Please reference Cover Page tables above.
Shared power to vote or to direct the vote: Please reference Cover Page tables above.
Sole power to dispose or to direct the disposition: Please reference Cover Page tables above.
Shared power to dispose or to direct the disposition: Please reference Cover Page tables above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Foundations Investment Advisors, LLC: /s/ Marc Pugsley, CCO (02/03/2025)